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VIA EDGAR AND HAND DELIVERY

Chambre Malone

Staff Attorney

Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                             Wesco Aircraft Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 27, 2011
File No. 333-173381

Dear Ms. Malone:

On behalf of our client, Wesco Aircraft Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on April 8, 2011, as amended by Amendment No. 1 filed with the Commission on May 13, 2011, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on June 6, 2011 and Amendment No. 3 (“Amendment No. 3”) filed with the Commission on June 27, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. John Holland, the Company’s General Counsel, dated July 6, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 4, marked to show changes against Amendment No. 3, in the traditional non-EDGAR format to each of Jay Ingram and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Significant Factors Used in Determining Fair Value of Our Common Stock, page 42

1.                                      Given your disclosure, it appears that you have not issued options since December 2, 2010. Please confirm to us that you have not issued options or other equity securities since December 2, 2010. If you did issue equity securities after December 2, 2010, please tell us the issue/exercise price and provide a detailed analysis of material differences between the issue/exercise price and the expected midpoint of your offering.

Response: The Company confirms that it has not issued options or other equity securities since December 2, 2010.

Report of Independent Registered Public Accounting Firm, page F-2

2.                                      We note from your disclosure that you intend to effect a stock split. Please tell us whether your auditors intend to file a dual-dated audit opinion referencing the stock split in a pre-effective amendment. See Rule 2-02 of Regulation S-X.

Response:  In June 2011, the Company’s Board of Directors approved the recapitalization of the Company’s capital structure, which will become effective concurrently with the effectiveness of the Company’s registration statement. Included in this recapitalization is a nine-for-one stock split with respect to the Company’s common stock. Accordingly, the Company’s financial statements have been prepared to give effect to the stock split. The Company’s Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP (“PwC”), has included a “preambled” signed report in Amendment No. 4 on page F-2 indicating that the split has been approved by the Company’s Board of Directors but will not become effective until the effectiveness of the registration statement. When the split occurs upon effectiveness, PwC will be in a position to remove the “preamble” report and file a dual-dated audit opinion referencing the stock split.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

John Holland, General Counsel
Jay Ingram